25 October 1999

50/99

BHP FINANCE LAUNCHES A$500 MILLION DOMESTIC BOND ISSUE

BHP Finance Limited, a wholly owned subsidary of The Broken Hill Proprietary Company Limited (BHP), today launched an inaugural issue from its newly established A$3 billion domestic medium term note program.

The inaugural A$500 million domestic bond issue has a maturity of 15 July 2005 and follows a successful road-show in Sydney, Brisbane and Melbourne last week.

Proceeds from the issue will be used to restructure the Company's existing debt portfolio.

Westpac and Warburg Dillon Read are lead managers to the issue. Commonwealth Bank, Deutsche Bank and National Australia Bank are co-managers to the issue.

For information contact: Pierre Hirsch

BHP Investor Relations

San Francisco

Tel: 1 415 774 2030